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                                   EXHIBIT 16






          December 21, 2000





Securities and Exchange Commission
Washington, DC 20549



We have read Item 4 of Form 8-K dated October 30, 2000 of Select Media Communications, Inc. (the "Company") and are in agreement with the statements contained in paragraphs 4(a)(ii) and 4(a)(iv) contained therein insofar as they pertain to our firm. For the period from October 13, 1995 through October 30, 2000, we have not been engaged to provide accounting or auditing services to the Company, and accordingly, we have not had any substantive discussions or disagreements with the Company on any matters of accounting principles or practices, financial statements disclosure, or auditing scope or procedures.


We have no other basis to agree or disagree with other statements of the Registrant contained therein.


Very truly yours,

/s/ ERNST & YOUNG LLP